

July 3, 2012

Ms. Donna Singer
Executive Vice President
Pure Bioscience, Inc.
1725 Gillespie Way
El Cajon, CA 92020

> **Re:** **Pure Bioscience, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 25, 2012**
> **File No. 1-14468**

Dear Ms. Singer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the preliminary proxy statement to clearly mark it as "Preliminary Copy." Refer to Exchange Act Rule 14a-6(e)(1).

2. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide updated information as of the most reasonable practicable date as required by Item 4(b)(4) and Item 5(b) of Schedule 14A.

3. Please revise the disclosure throughout the proxy to clarify that the solicitation of proxies in favor of an opposing slate of six nominees for election as directors at the upcoming annual meeting is being made by The Coalition to Save Pure (the

Ms. Donna Singer
Pure Bioscience, Inc.
July 3, 2012
Page 2

"Coalition") and not solely by Richmont Corporation. The Coalition consists of Jeffrey P. Bash, Theodore J. Coburn, C. James Jensen, Dr. Martin Kassir, Thomas J. Reynolds, John P. Rochon and Richmont Corporation.

4. Please supplementally advise us of how the registrant is in compliance with Exchange Act Rule 14a-13(a)(3). Additionally, please supplementally advise us of the reason for what would appear to be a delay (in comparison to prior years) in when the annual meeting is scheduled to occur. We may have further comment.

"Who is soliciting my vote?"

5. We note that you intend on soliciting proxies by means of electronic or other mail, telephone, facsimile, press release, or personal interview. Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding.

6. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Exchange Act Rules 14a-6 and 14a-9 for any such online communications.

7. Please confirm that you have identified each participant in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A, and included all the information required by Item 5(b)(1) of Schedule 14A with respect to each such participant.

"On what am I being asked to vote?"

8. Revise to specify in this section that the range of the potential reverse stock split will not be less than 1-for-4 nor greater than 1-for-10.

"Item 1. Election of Directors", page 7

9. You disclose that if "any nominee for director should become unavailable, it is intended that votes will be cast … for such substitute nominee as may be nominated by the Board of Directors." Please confirm for us that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

10. Given the filing of preliminary revised proxy statements by the Coalition on February 27, 2012 and June 27, 2012, please revise the disclosure throughout the proxy statement to definitively state that the Coalition is contesting the current election of directors at the upcoming annual meeting. In this regard, please revise the reference to the "anticipated" proxy contest appearing on page 7.

11. Please set forth support for the assertion that you have been working "…to execute, [y]our business and strategic plan *to maximize the value for all stockholders…*" (emphasis added). For example, delineate the specific aspects of your strategic plan and/or quantitative or qualitative support for the assertion.

12. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following non-exhaustive list:

    • "[O]ther than a few generic initiatives, Richmont…has failed to present an articulated, credible strategy on how the Richmont Nominees would return increased value to you…";

    • "Richmont is attempting to take control of the company...."; and,

    • assertions made regarding the failure of Richmont to "produce any benefit to the Company during the period of the alliance relationship…"

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

13. We refer you to Item 401 (e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf.   Please disclose the particular qualifications of each nominee considered for the Board that led the Board to conclude that they would be suitable for re-election to the Board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is insufficient. For example, please revise to further clarify whether consideration of specific qualities of each nominee was discussed.

Form of Proxy Card

14. We note the absence of a form of proxy card. Please include a form of a proxy card consistent with Exchange Act Rule 14a-4. We may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via email):   Scott M. Stanton, Esq.
                Morrison & Foerster